Exhibit 12.1

Ducommun Incorporated

Ratio of Earnings to Fixed Charges

Dollars in Thousands

	Year Ended December 31,					Nine Months Ended
	2010	2009	2008	2007	2006	October 1, 2011	October 2, 2010

Earnings:
Income (Loss) Before Taxes	$24,663	$13,760	$17,049	$27,255	$18,088	$1,251	$20,422
Fixed charges	3,185	3,842	2,342	3,505	3,651	11,197	2,722

Earnings	$27,848	$17,602	$19,391	$30,760	$21,739	12,448	$23,144

Fixed charges:
Interest expense	$1,805	$2,522	$1,242	$2,395	$2,601	$10,047	$1,692
Amortized premiums and discounts	—	—	—	—	—	—	—
Estimate of interest within rental expense	1,380	1,320	1,100	1,110	1,050	1,150	1,030

Total of Fixed Charges	$3,185	$3,842	$2,342	$3,505	$3,651	$11,197	$2,722

Ratio of earnings to fixed charges	8.7x	4.6x	8.3x	8.8x	6.0x	1.1x	8.5x